EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Twenty-six weeks ended		Fiscal year ended

	July 29, 2006	July 30, 2005	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002

NET EARNINGS
Income from continuing operations	$73	102	$263	$255	$209	$162	$111
Income tax expense	45	60	142	119	115	84	64
Interest expense, excluding capitalized interest	11	12	23	22	26	33	35
Portion of rents deemed representative of the interest factor (1/3)	108	101	214	202	177	164	157

	$237	275	$642	$598	$527	$443	$367

FIXED CHARGES
Gross interest expense	$11	12	$23	$22	$26	$33	$35
Portion of rents deemed representative of the interest factor (1/3)	108	101	214	202	177	164	157

	$119	113	$237	$224	$203	$197	$192

RATIO OF EARNINGS TO FIXED CHARGES	2.0	2.4	2.7	2.7	2.6	2.2	1.9